SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

Amendment No. 1

FOR APPLICATION FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

IVAX CORPORATION

(Name of applicant)

4400 Biscayne Blvd.
Miami, Florida 33137

(Address of principal executive offices)

Securities to be Issued Under the
Indenture to be Qualified

Title of Class	Amount

1.5% Convertible Senior Notes due 2024	up to $400,000,000 aggregate principal amount

Approximate date of proposed public offering:
As soon as practicable after the date of this Application for Qualification.

Steven D. Rubin
Senior Vice President and General Counsel
IVAX Corporation
4400 Biscayne Blvd.
Miami, Florida 33137
(305) 575-6000

(Name and Address of Agent for Service)

With copies to:

Alison W. Miller, Esq.
Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
150 West Flagler, Suite 2200
Miami, Florida 33130
(305) 789-3200

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

This Amendment No. 1 to Form T-3 has been filed solely for purposes of including the delaying amendment language set forth on the facing page.

2

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, IVAX Corporation, a corporation organized and existing under the laws of the State of Florida, has duly caused this Amendment No. 1 to the application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Miami and State of Florida, on the 3rd day of March, 2005.

(Seal)	IVAX Corporation

Attest: /s/ STEVEN D. RUBIN	By: /s/ THOMAS E. BEIER

Name: STEVEN D. RUBIN	Name: THOMAS E. BEIER

Title: Senior VP and General Counsel	Title: Senior VP-Finance and Chief Financial Officer

11